Contact:

Bob Rai, Director and CEO 604-247-2639

info@avricorehealth.com

www.avricorehealth.com

Avricore Health Announces Late Filing of Annual Financial Statements and Management Cease Trade Order

Vancouver, May 2, 2019 - Avricore Health Inc. (TSXV: AVCR) (“Avricore Health” or the “Company”) announced today that as a result of delays in completion of its audit, the Company did not file its financial statements and accompanying management's discussion and analysis for the fiscal year ended December 31, 2018 (the “Annual Filings”) by April 30, 2019, being the date that such filings are due under applicable Canadian securities law requirements. The Company has applied for, and has been granted, a management cease trade order (the "MCTO") by the British Columbia Securities Commission.

The reason for the default is that the Avricore Health was in the due diligence process with a prospective new auditor and, due to the Company's reporting obligations in the United States pursuant to applicable securities laws, the proposed new auditor informed the Company that it did not have the time and resources available to move forward with the audit in the allotted time. Avricore Health will work with Davidson & Company LLP to complete the audit in a timely manner.

The Company currently expects to file the Annual Filings on or before May 31, 2019 and will issue a news release announcing completion of such filings at such time. Until the Company files the Annual Filings, it will comply with the alternative information guidelines set out in National Policy 12-203 – Management Cease Trade Order for issuers who have failed to comply with a specified continuous disclosure requirement within the times prescribed by applicable securities laws. The guidelines, among other things, require the Company to issue bi-weekly default status reports by way of a news release so long as the Annual Filings have not been filed.

During the MCTO, the general investing public will continue to be able to trade in the Company's listed common shares. However, the Company's chief executive officer and chief financial officer will not be able to trade in the Company's shares.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the timing and completion of necessary accounting and review procedures to complete the Annual Filings and other factors beyond our control. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with Molecular You; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.